SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

March 24, 2004

SCITEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangle Building
Tel Aviv, 67023
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated herein by reference are the Registrant’s audited consolidated financial statements as at December 31, 2003 (including reports of independent auditors).

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCITEX CORPORATION LTD. BY: /S/ Yahel Shachar —————————————— Yahel Shachar Chief Financial Officer

March 24, 2004

SCITEX CORPORATION LTD.

2003 CONSOLIDATED FINANCIAL STATEMENTS

SCITEX CORPORATION LTD.

2003 CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT AUDITORS	2
CONSOLIDATED FINANCIAL STATEMENTS:
Balance sheets	3-4
Statements of operations	5
Statements of shareholders' equity	6
Statements of cash flows	7-8
Notes to financial statements	9-47

The amounts are stated in U.S. dollars ($).

REPORT OF INDEPENDENT AUDITORS

To the shareholders of
SCITEX CORPORATION LTD.

We have audited the consolidated balance sheets of Scitex Corporation Ltd. (the “Company”) and its subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain associated companies, the Company’s investment in which, as reflected in the balance sheets as of December 31, 2003 and 2002 is $ 3,328,000 and $ 7,247,000, respectively, and the Company’s share in losses of which is $ 5,637,000, $ 4,106,000 and $ 64,407,000 in 2003, 2002 and 2001, respectively. The financial statements of those companies were audited by other independent auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based on the reports of the other independent auditors.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002 and the consolidated results of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in note 2i to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill to conform with FASB statement of Financial Accounting Standard No. 142 “Goodwill and Other intangible assets”.

Tel-Aviv, Israel March 1, 2004	/s/ Kesselman & Kesselman Kesselman & Kesselman Certified Public Accountants (Isr.)

SCITEX CORPORATION LTD.

CONSOLIDATED BALANCE SHEETS

	December 31
	2003	2002
	U.S. dollars in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	52,861	17,814
Short-term investments	8,235
Restricted deposit	18,262	20,203
Trade receivables	36,002	30,555
Other receivables	9,995	7,321
Inventories (note 14b)	22,575	20,060
Current assets of discontinued operation	161,602	135,269

T o t a l current assets	309,532	231,222

INVESTMENTS AND OTHER NON-CURRENT
ASSETS:
Associated companies	3,328	7,247
Other investments and non-current assets (note 5)	1,301	55,131
Funds in respect of employee rights upon retirement	2,040	1,183
Deferred income taxes	112	1,866

	6,781	65,427

PROPERTY, PLANT AND EQUIPMENT, net of
accumulated depreciation and amortization (note 6)	9,204	6,074

GOODWILL (note 7)	5,472	2,171
OTHER INTANGIBLE ASSETS, net of accumulated amortization (note 8)	18,027	11,367
NON-CURRENT ASSETS OF DISCONTINUED OPERATION	48,897	53,295

	397,913	369,556

/s/ Ami Erel —————————————— Ami Erel /s/ Raanan Cohen —————————————— Raanan Cohen	) ) Chairman of the Board of Directors ) ) Interim President & Chief Executive Officer

	December 31
	2003	2002
	U.S. dollars in thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Short-term bank credit and loans (note 14d)	45,351	31,888
Current maturities of long-term loans (note 14d)	2,602	5,248
Note payable issued to an investee company		18,523
Trade payables	14,505	14,834
Taxes on income, net of advances	29,517	26,086
Accrued and other liabilities (note 14c)	25,677	16,951
Current liabilities related to discontinued operation	31,935	21,388

T o t a l current liabilities	149,587	134,918

LONG-TERM LIABILITIES:
Loans, net of current maturities: (note 14d)
Banks	6,623	5,493
Other	3,623
Liability for employee rights upon retirement (note 9)	3,022	1,607
Long-term liabilities related to discontinued operation	5,431	6,359

T o t a l long-term liabilities	18,699	13,459

CONVERTIBLE LONG-TERM LOANS FROM
RELATED PARTIES (note 14d)	756
COMMITMENTS AND CONTINGENT LIABILITIES (note 10)

T o t a l liabilities	169,042	148,377

MINORITY INTEREST	4,173

SHAREHOLDERS' EQUITY (note 11):
Share capital - ordinary shares of NIS 0.12 par value
(authorized - December 31, 2003 and 2002 -
48,000,000 shares; issued and outstanding -
December 31, 2003 and 2002 - 43,467,388 shares)	6,205	6,205
Capital surplus	368,104	364,619
Accumulated other comprehensive income (loss)	(552)	801
Accumulated deficit	(144,852)	(146,239)
Treasury shares, at cost (December 31, 2003 and 2002 -
448,975 shares)	(4,207)	(4,207)

T o t a l shareholders' equity	224,698	221,179

	397,913	369,556

The accompanying notes are an integral part of the financial statements.

SCITEX CORPORATION LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2003	2002	2001
	U.S. dollars in thousands (except per share data)

REVENUES:
Sales	60,653	52,847	59,753
Services	5,638	5,098	4,174
Supplies	36,589	27,716	27,691

T o t a l revenues	102,880	85,661	91,618
COST OF REVENUES:
Cost of sales	33,766	25,873	27,268
Cost of services	12,438	11,486	12,414
Cost of supplies	12,138	8,562	8,126

T o t a l cost of revenues	58,342	45,921	47,808

GROSS PROFIT	44,538	39,740	43,810

RESEARCH AND DEVELOPMENT COSTS - net (note 14f)	11,070	7,060	6,083
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (note 14g)	35,339	33,393	37,653
AMORTIZATION OF INTANGIBLE ASSETS (in 2001 - including
goodwill)	5,871	2,944	8,460
WRITE-DOWN OF GOODWILL AND OTHER INTANGIBLE ASSETS	2,967		14,986
RESTRUCTURING CHARGES (note 14h)	1,590		500

OPERATING LOSS	(12,299)	(3,657)	(23,872)
FINANCIAL EXPENSES - net (note 14i)	(2,651)	(3,139)	(2,928)
WRITE-DOWN OF INVESTMENT IN AN ASSOCIATED COMPANY			(149,704)
OTHER INCOME (LOSS) - net (note 14j)	787	(26,270)	(13,034)

LOSS BEFORE TAXES ON INCOME	(14,163)	(33,066)	(189,538)
TAXES ON INCOME (note 12)	(2,402)	648	(2,957)
SHARE IN LOSSES OF ASSOCIATED COMPANIES	(5,637)	(4,106)	(67,507)
MINORITY INTERESTS IN LOSSES OF A SUBSIDIARY	3,546

NET LOSS FROM CONTINUING OPERATIONS	(18,656)	(36,524)	(260,002)
NET INCOME FROM DISCONTINUED OPERATION	20,043	4,494	6,982

NET INCOME (LOSS)	1,387	(32,030)	(253,020)

EARNINGS (LOSS) PER SHARE ("EPS") - BASIC:
Continuing operations	$(0.43)	$(0.84)	$(6.04)
Discontinued operation	$0.46	$0.10	$0.16

	$0.03	$(0.74)	$(5.88)

EARNINGS (LOSS) PER SHARE ("EPS") - DILUTED:
Continuing operations	$(0.43)	$(0.84)	$(6.04)
Discontinued operation	$0.46	$0.10	$0.16

	$0.03	$(0.74)	$(5.88)

WEIGHTED AVERAGE NUMBER OF SHARES
USED IN COMPUTATION OF EPS (in thousands):
Basic	43,018	43,018	43,018

Diluted	43,018	43,018	43,018

The accompanying notes are an integral part of the financial statements.

SCITEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Capital surplus	Accumulated other comprehensive Income (loss)	Retained earnings (accumulated deficit)	Treasury shares	Total shareholders' equity
	U.S. dollars in thousands

BALANCE AT JANUARY 1, 2001	6,205	364,619	904	138,811	(4,207)	506,332
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2001:
Net loss				(253,020)		(253,020)
Other comprehensive income (loss), net, in respect of:
Currency translation adjustments			(306)			(306)
Available-for-sale securities			7,342			7,342
Derivative instruments designated for cash flow hedge			(200)			(200)

Total comprehensive loss						(246,184)

Issuance of shares by a development-stage associated company			14			14

BALANCE AT DECEMBER 31, 2001	6,205	364,619	7,754	(114,209)	(4,207)	260,162
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2002:
Net loss				(32,030)		(32,030)
Other comprehensive income (loss), net, in respect of:
Currency translation adjustments			189			189
Available-for-sale securities			(7,342)			(7,342)
Derivative instruments designated for cash flow hedge			200			200

Total comprehensive loss						(38,983)

BALANCE AT DECEMBER 31, 2002	6,205	364,619	801	(146,239)	(4,207)	221,179

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2003:
Net income				1,387		1,387
Other comprehensive loss, net, in respect of:
Currency translation adjustments			(1,353)			(1,353)

Total comprehensive income						34

Share in beneficial conversion feature relating to convertible
preferred shares issued by Scitex Vision. See note 3a		3,485				3,485

BALANCE AT DECEMBER 31, 2003	6,205	368,104	(552)	(144,852)	(4,207)	224,698

The accompanying notes are an integral part of the financial statements.

(Continued – 1)

SCITEX CORPORATION LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2003	2002	2001
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	1,387	(32,030)	(253,020)
Net income from discontinued operation	(20,043)	(4,494)	(6,982)

Net loss from continuing operations	(18,656)	(36,524)	(260,002)
Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities:
Income and expenses not involving cash flows:
Minority interests in losses of subsidiaries	(3,546)
Share in losses of associated companies - net	5,637	4,106	67,506
Depreciation and amortization	9,406	5,194	10,663
Write-down of goodwill and other intangible assets	2,967		14,986
Restructuring charges	291		500
Loss (gain) on disposal of fixed assets	321	(16)	102
Gain from sale of interest in a subsidiary	(3,774)
Share in beneficial conversion feature of convertible
preferred shares issued by a subsidiary	3,485
Loss from change in percentage of holding in an
associated company			4,408
Gain from sale of available-for-sale securities	(2,823)
Loss from sale of investments in an
associated company			6,041
Write-off and write-down of investments in
investee companies and available-for-sale securities	2,493	26,122	5,477
Write-down of investment in an associated company			149,704
Interest on long-term note payable	236	944	944
Interest on long-term loans - net	(603)
Revaluation of long-term loan	(408)
Interest on convertible long-term loans from related parties	20
Deferred income taxes - net	1,754	(64)	(1,802)
Decrease (increase) in short-term investments	(8,235)		9,511
Changes in operating asset and liability items:
Increase in accounts receivable	(6,496)	(5,244)	(1,356)
Decrease (increase) in inventories	112	1,937	(5,093)
Increase (decrease) in accounts payable and accruals	4,248	(1,394)	(46,783)
Other items - net	(8)	(254)	(248)

Net cash used in continuing operations	(13,579)	(5,193)	(45,442)
Net cash provided by discontinued operation	7,415	9,564	22,289

Net cash provided by (used in) operating activities	(6,164)	4,371	(23,153)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of assets and operations consolidated
for the first time *	771	(2,181)	(2,860)
Purchase of fixed assets	(3,306)	(10,324)	(15,469)
Proceeds from sale of fixed assets		10	3,490
Proceeds from sale of investment in an associated company			76,071
Proceeds from sale of other investment	53,886
Purchase of intangible assets	(820)	(1,012)	(5,123)
Restricted deposits	3,427	(20,203)
Investment in associated companies and other investments	(3,061)	(3,466)	(6,138)

Net cash provided by (used in) investing activities	50,897	(37,176)	49,971

Subtotal - forward	44,733	(32,805)	26,818

(Concluded – 2)

SCITEX CORPORATION LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2003	2002	2001
	U.S. dollars in thousands

Subtotal - brought forward	44,733	(32,805)	26,818

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in long-term liabilities	612	8,000	5,500
Receipt of Convertible long-term loans from related parties	933
Discharge of long-term liabilities	(666)	(8,759)	(2,000)
Repayment of long-term note payable	(18,759)
Increase in short-term bank credit - net	8,194	5,287	6,341

Net cash provided by (used in) financing activities	(9,686)	4,528	9,841

NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	35,047	(28,277)	36,659
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	17,814	46,091	9,432

CASH AND CASH EQUIVALENTS AT END OF YEAR	52,861	17,814	46,091

* Acquisition of assets and operations consolidated
for the first time:
Assets and liabilities at the date of acquisition:
Deficiency in working capital (excluding cash
and cash equivalents)	4,754		(361)
Fixed assets - net	(4,447)		(585)
Goodwill arising on acquisition	(2,043)
Intangible assets arising on acquisition	(11,376)	(2,181)	(1,914)
Long-term loans and other liabilities	6,361
Minority interests in subsidiary at date of
acquisition	7,522

Cash received (paid)	771	(2,181)	(2,860)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
Interest paid	4,166	1,703	604

Income taxes paid	2,652	732	20,016

Supplementary information on investing activities not involving cash flows – as to the additional investment in an associated company in December 2002, see note 4b.

The accompanying notes are an integral part of the financial statements.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL:

a.	Nature of operations

Scitex Corporation Ltd. (the “Company”) is an Israeli corporation, which through its subsidiaries operates in one segment – wide format digital printing. The subsidiaries develop, manufacture and market industrial digital inkjet printing solutions mainly to the graphic arts, packaging and textile markets as well as related services and consumable products. As of the end of 2003, the Company (through its wholly-owned subsidiary) operated also in the high-speed digital printing segment, which was classified as discontinued operation, see b below. In addition, the Company holds interest in other companies that develop digital printing solution to industrial applications. Amounts provided in these notes to the consolidated financial statements pertain to continuing operations — unless otherwise indicates.

b.	Sale of the High-Speed Digital Printing segment

On November 25, 2003, the Company entered into an agreement according to which it will sell substantially all of the assets, liabilities and operations of its indirect wholly-owned subsidiary Scitex Digital Printing Inc. (“SDP”) related to its High-Speed Digital Printing Business, including most of the distribution channels that served SDP, to Eastman Kodak Company (“Kodak”), for $ 250 million in cash. Pursuant to the agreement, a $25 million was held in escrow. $15 million out of the above escrow amount was released in February 2004 to SDP’s parent company (“SDC”) account, and the remaining $10 million will be held for up to two years and will be used for indemnification liabilities under the agreement.

The assets, net of liabilities sold are distinguishable as a component of the Company and classified as “Assets or Liabilities of discontinued operation” in accordance with Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment on Disposal of Long-Lived Assets” of the Financial Accounting Standards Board of the United States (“FASB”). Direct costs to transact the sale were comprised of, but not limited to, broker commissions, legal and title transfer fees and closing costs, which will be expensed upon the completion of the transaction.

The closing of the transaction occurred on January 5, 2004. As a result of the transaction, the Company is expected to record a net gain of approximately $ 60 million, approximately $ 52 million of which will be included in the statement of operations for the first quarter of 2004, and approximately $ 8 million of which were recognized in the fourth quarter of 2003 as a tax benefit related to expected utilization of carryforward tax losses including capital losses and is recorded under “income from discontinued operation”.

Operating results of SDP have been reported in these financial statements as discontinued operations in accordance with SFAS 144 and the Company has reclassified the results of operations, the assets and liabilities of the component to be disposed for the prior period in accordance with provisions of SFAS 144.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – GENERAL (continued):

1)	The assets and liabilities of SDP classified as discontinued operation in the Consolidated Balance Sheets, are as follows:

	December 31
	2003	2002
	U.S. dollars in thousands

A s s e t s
Current assets:
Cash and Short-term investments	16,056	15,717
Trade and other receivables	68,811	67,077
Inventories	40,506	31,501
Deferred income taxes	36,229	20,974

T o t a l current assets	161,602	135,269

Investment and other non-current assets	2,040	1,585

Property, plant and equipment, net of accumulated
depreciation and amortization	26,223	30,783

Goodwill	19,730	19,730
Other intangible assets, net of accumulated amortization	904	1,197

T o t a l assets	210,499	188,564

Liabilities

Current liabilities	31,935	21,388

Long-term liabilities:
Deferred income taxes	3,883	5,033
Other	1,548	1,326

T o t a l liabilities	37,366	27,747

2)	Revenues and net income from the discontinued operations of SDP are as follow:

	Year ended December 31
	2003	2002	2001
	U.S. dollars in thousands

REVENUES	170,113	157,111	164,596

COST OF REVENUES	101,721	98,573	99,745

GROSS PROFIT	68,392	58,538	64,851

OTHER OPERATION EXPENSES	56,300	52,772	57,812

OPERATING INCOME	12,092	5,766	7,039

FINANCIAL INCOME - net	3,970	1,103	40

OTHER LOSSES - net	(390)	(182)

INCOME BEFORE TAXES ON INCOME	15,672	6,687	7,079

TAXES ON INCOME	(4,371)	2,193	97

NET INCOME FOR THE YEAR	20,043	4,494	6,982

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

1)	Functional currency

The currency of the primary economic environment in which the operations of the Company and most of its subsidiaries are conducted is the U.S. dollar (“dollar” or “$”); thus, the dollar is the functional currency of the Company and most of its subsidiaries.

For the Company and those subsidiaries whose functional currency is the dollar, transactions and balances denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions reflected in the statements of operations, the exchange rates at transaction dates are used, except for expenses deriving from non-monetary items, which are translated using historical exchange rates. The currency transaction gains or losses are carried to financial income or expenses, as appropriate.

The financial statements of a subsidiary – relating to the discontinued operation, whose functional currency is its local currency, are translated into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (“FAS”) No. 52 “Foreign Currency Translation”. The resulting aggregate translation adjustments are presented in shareholders’ equity, under “accumulated other comprehensive income (loss)".

2)	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

3)	Accounting principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

b.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. Unrealized profits from intercompany sales have also been eliminated.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

c.	Cash and cash equivalents

The Company and its subsidiaries consider all highly liquid investments, with an original maturity of three months or less at time of investment, that are not restricted as to withdrawal or use, to be cash equivalents.

d.	Investments in marketable securities

Trading securities which are carried at fair market value with unrealized gains and losses, are included in “financial income (expenses) – net”. Trading securities are presented in the balance sheet under “short-term investments”.

Other marketable securities consist of equity securities classified as “available-for-sale” securities and are presented in the balance sheet under “other investments and non-current assets”. Available-for-sale securities are carried at fair market value with unrealized gains and losses, and are reported as a separate item under “other comprehensive income (loss)". Realized gains and losses and declines in value that are considered as other than temporary in nature on available-for-sale securities are included under “other loss – net” – see also note 5(b).

e.	Other non-marketable investments

These investments are carried at cost, net of write-down for decrease in value, which is not of a temporary nature.

f.	Inventories

Inventories are valued at the lower of cost or market. Cost is determined as follows:

Raw-materials – on the moving average basis.

Finished products and products in process – on basis of production costs: Raw materials –on the moving average basis. Labor and overhead component – actual manufacturing costs.

g.	Investments in associated companies

Associated companies are companies over which significant influence is exercised, but which are not consolidated subsidiaries, and are accounted for by the equity method, net of write-down for decrease in value, which is not of a temporary nature. The excess of cost of investment in associated companies over the Company’s share in their net assets at date of acquisition (“excess of cost of investment”) represents amounts attributed to know-how and technology. The excess of cost of investment is amortized over a period of 5 years, commencing in the year of acquisition.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Property, plant and equipment

Property, plant and equipment are carried at cost and are depreciated by the straight-line method over their estimated useful life.

Annual rates of depreciation are as follows:

%

Machinery and equipment	10-33 (mainly 20)
Building	2.5
Office furniture and equipment	6-33 (mainly 20)
Motor vehicles	15-25 (mainly 15)

Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

i.	Goodwill

On January 1, 2002 the Company adopted FAS No. 142 “Goodwill and Other Intangible Assets”. Under FAS 142, goodwill is no longer being amortized but tested for impairment at least annually.

Prior to January 1, 2002, goodwill was amortized on a straight-line basis, over periods of 7-15 years.

The Company identified two reporting units that consisted of its operating segments: wide format digital printing and high-speed digital printing – which was classified as discontinued operation (see also note 1b). The Company has utilized expected future discounted cash flows to determine the fair value of the reporting units and whether any impairment of goodwill existed – as of the date of adoption.

The Company has performed its annual goodwill impairment test during the fourth quarter of 2003. No impairment of goodwill resulted from the annual review performed in 2003.

j.	Other intangible assets

Other intangible assets which consist mainly of technology, are presented at cost and are amortized by the straight-line method over a period of 5-6 years. These intangible assets are presented net of write-down in value which is other than temporary, see also note 8.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Impairment in value of long-lived assets

The company has adopted FAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”) effective January 1, 2002. FAS 144 requires that long-lived assets, to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values.

The adoption of FAS 144 – on January 1, 2002 – did not have any material impact on the consolidated financial position and consolidated results of operations of the Company.

l.	Deferred income taxes:

1)	Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. Valuation allowances are provided for deferred tax assets when it is more likely than not that all or a portion of the deferred tax assets will not be realized.

2)	The Company may incur an additional tax liability in the event of an intercompany dividend distribution by non-Israeli subsidiaries; no additional tax has been provided, since the Company does not intend to distribute, in the foreseeable future, dividends which would result in an additional tax liability.

3)	Taxes that would apply in the event of disposal of investments in non-Israeli subsidiaries have not been taken into account in computing the deferred taxes as long, as it is the Company’s intention to hold these investments and not to realize them.

4)	As stated in note 12a(1)a, upon distribution of dividends from tax-exempt income of “approved enterprises”, the amount distributed will be subject to tax at the rate that would have been applicable had the Company not been exempted from payment thereof. The Israeli subsidiary intends to permanently reinvest the amounts of tax-exempt income and does not intend to cause dividend distribution from such income (see note 12a). Therefore, no deferred taxes have been provided in respect of such tax-exempt income.

m.	Comprehensive income (loss)

In addition to net loss, other comprehensive income (loss) includes unrealized gains and losses on available-for-sale securities, currency translation adjustments of non-dollar currency financial statements of investee companies and gains and losses on certain derivative instruments designated for cash-flow hedge.

n.	Treasury shares

Company shares held by the Company, are presented as a reduction of shareholders’ equity, at their cost to the Company.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

o.	Revenue recognition:

1)	Revenues from sales of products and supplies are recognized when an arrangement (usually in the form of a purchase order) exists, delivery has occurred and title passed to the customer, the Company’s price to the customer is fixed or determinable and collectability is reasonably assured. With respect to products with installation requirements, revenue is recognized when all of the above criteria are met and installation is completed.

Sales contracts with distributors stipulate fixed prices and current payment terms and are not subject to the distributor’s resale or any other contingencies. Accordingly, sales of finished products to distributors are recognized as revenue upon delivery and after title passes to distributors.

2)	Service revenue is recognized ratably over the contractual period or as services are performed.

3)	Warranty costs are provided for at the same time as the related revenues are recognized. The annual provision is calculated on the basis of the expected cost of inputs, based on historical experience.

4)	Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables” addresses the accounting, by a vendor, for contractual arrangements in which multiple revenue-generating activities will be performed by the vendor. It is effective prospectively for all arrangements entered into in fiscal periods beginning after June 15,2003. EITF Issue 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. The Company adopted EITF Issue 00-21 in the year ended December 31, 2003 and it has had no significant impact on its financial position and results of operations.

p.	Research and development costs, net

Research and development costs are charged to income as incurred. Royalty-bearing grants received from governments for approved projects are recognized as a reduction of expenses as the related costs are incurred.

q.	Advertising

These costs are charged to income as incurred.

r.	Shipping and handling costs

Shipping and handling costs are classified as a component of marketing expenses.

s.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined as a percentage of specific debts doubtful of collection.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Stock based compensation

The Company and its subsidiaries account for employee stock based compensation in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. Under APB 25 compensation cost for employee stock option plans is measured using the intrinsic value based method of accounting, and is amortized by the straight-line method against income, over the expected service period.

FAS 123 “Accounting for Stock-Based Compensation”, establishes a fair value based method accounting for employee stock options or similar equity instruments, and encouraged adoption of such method for stock compensation plans. However, it also allows companies to continue to account for those plans the accounting treatment prescribed by APB 25.

The following table illustrates the effect on net income (loss) and earning (loss) per share assuming the Company and its subsidiaries had applied the fair value recognition provisions of FAS 123 to stock-based employee compensation:

	Year ended December 31
	2003	2002	2001
	$ in thousands (except for per share data)

Net loss from continuing operations - as reported	(18,656)	(36,524)	(260,002)
Add: stock based employee compensation expenses,
included in reported net loss from continuing
operations	-,-	-,-	-,-
Deduct: stock based employee compensation
expenses determined under fair value method	(1,018)	(2,242)	(3,753)

Pro-forma net loss from continuing operations	(19,674)	(38,766)	(263,755)

Net income from discontinued operations - as reported	20,043	4,494	6,982
Add: stock based employee compensation expenses,
included in reported net income from discontinued
operations	-,-	-,-	-,-
Deduct: stock based employee compensation
expenses determined under fair value method	(1,305)	(2,109)

Pro-forma net income from discontinued operations	18,738	2,385	6,982

Pro-forma net loss	(936)	(36,381)	(256,773)

Basic and diluted earning (loss) per share - as reported:
Continuing operations	(0.43)	(0.84)	(6.04)
Discontinuing operations	0.46	0.10	0.16

Net income (loss)	0.03	(0.74)	(5.88)

Pro-forma earning (loss) per share :
Continuing operations	(0.46)	(0.90)	(6.13)
Discontinuing operations	0.44	0.05	0.16

Net loss	(0.02)	(0.85)	(5.97)

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

u.	Earnings (loss) per share (“EPS”)

Basic EPS are computed based on the weighted average number of shares outstanding during each year excluding the treasury stock held by the Company. Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of options, calculated using the treasury-stock-method (in 2003, 2002 and 2001) such effect was not included since it would have been anti-dilutive). In addition, diluted EPS does not reflect options granted by subsidiaries to be exercised to the subsidiaries shares and convertible loans, since their effect would have been anti-dilutive.

v.	Derivatives and hedging activities

The Company has adopted FAS 133 “Accounting for derivative instruments and hedging activities”. FAS 133, as amended, establishes accounting and reporting standards for derivatives and for hedging activities. Under FAS 133, all derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative, for accounting purposes, as:
(1) Hedging instrument, or (2) Non-hedging instrument.

For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in other comprehensive income (loss), and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in earnings.

w.	First time application of the equity method in respect of an investment previously accounted for under the cost method

As of December 31, 2003, the Company holds approximately 23.47 % of Objet Geometries Ltd. (“Objet”) outstanding shares and 23.09 % on a fully diluted basis. Through December 31, 2001, the Company accounted for this investment under the cost method. Commencing January 2002, the Company changed its method of accounting for this investment from the cost method to the equity method as required by APB 18 (“The equity method of accounting for investments in common stock”).

The consolidated financial statements for the year 2001 have been adjusted retroactively to reflect the adoption of the equity method.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

The effect of such adjustments on the consolidated statements of operations in the year ended December 31, 2001 was as follows:

	As previously reported	Effect of restatement	As reported in these financial statements
	$ in thousands

Share in losses of associated companies	(64,763)	(2,744)	(67,507)

Net loss	(250,276)	(2,744)	(253,020)

Loss per share - basic and diluted	$(5.82)	$(0.06)	$(5.88)

x.	Recently issued accounting pronouncements:

1.	In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). Under FIN 46, entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. FIN 46 explains how to identify Variable Interest Entities (VIEs) and how to determine when a business enterprise should include the assets, liabilities, no controlling interests, and results of activities of a VIE in its consolidated financial statements. Since issuing FIN 46, the FASB has proposed various amendments to the Interpretation and has deferred its effective dates. Most recently, in December 2003, the FASB issued a revised version of FIN 46 (FIN 46-R), which also provides for a partial deferral of FIN 46. This partial deferral established the effective dates for public entities to apply FIN 46 and FIN 46-R based on the nature of the VIE and the date upon which the public company became involved with the VIE. In general, the deferral provides that (i) for VIEs created before February 1, 2003, a public entity must apply FIN 46-R at the end of the first interim or annual period ending after March 15, 2004, and may be required to apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, if the VIE is a special purpose entity, and (ii) for VIEs created after January 31, 2003, a public company must apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, as previously required, and then apply FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. The Company believes that the adoption of FIN 46 and FIN 46-R will not have material impact on its financial position, results of operations and cash flows.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued):

2.	In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132 (“FAS 132 (revised 2003)”) “. This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. Part of the new disclosures provisions are effective for 2003 calendar year-end financial statements, and accordingly have been applied by the Company in these consolidated financial statements. The rest of the provisions of FAS 132, which have a later effective date, are currently being evaluated by the Company.

y.	Reclassifications

Certain comparative figures have been reclassified to conform to the current year presentation.

NOTE 3 – ACQUISITIONS OF BUSINESSES

a.	Scitex Vision Ltd. (hereafter – “Scitex Vision”) was formed by the Company and other investors during 1999 under the name Aprion Digital Ltd. Upon the formation of Scitex Vision, the Company transferred to Scitex Vision the activity of its Advanced Printing Products Division, in consideration for Scitex Vision shares, warrants and convertible note in the amount of $ 20,000,000.

In the second quarter of 2001, the Company exercised all of the warrants that were granted by Scitex Vision, in consideration for $ 2,500,000, and in the third quarter converted the note into Scitex Vision preferred shares. The excess of cost of investments over the Company’s share in Scitex Vision’s net assets at dates of transactions, in total amount of approximately $ 5,000,000, was attributed to technology to be amortized over five years.

At December 31, 2002, the Company held approximately 43% of Scitex Vision’s outstanding shares and the balance of the investment, accounted for under the equity method, was zero.

On January 1, 2003, the Company sold all of its shares in its then wholly owned subsidiary – Scitex Vision International Ltd. (then known as Scitex Vision Ltd.) (hereafter – “SV international”), to Scitex Vision, the Company’s then associated company, in exchange for additional preferred shares in Scitex Vision. Subsequent to the transaction, the Company holds approximately 75% of Scitex Vision’s outstanding shares. The transaction was accounted for, by the Company, as a sale of 25% in SV international and as acquisition of additional shares in Scitex Vision. The fair value of the transaction was approximately $ 9 million. As a result, the Company recognized a net capital gain of $ 289,000 under “Other expenses – net” ($ 3,774,000 capital gain resulting from the sale of a portion in SV international, net of $ 3,485,000 of dilution loss relating to Scitex Vision’s preferred shares anti-dilution mechanism triggered by the transaction). In addition, the Company recognized a capital surplus of $ 3,485,000 under “Beneficial conversion feature relating to convertible preferred shares issued by Scitex Vision” in its shareholders equity.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – ACQUISITIONS OF BUSINESSES (continued):

This acquisition was accounted for under the purchase method. As a result of the transaction the Company recorded technology and goodwill of approximately $ 14.8 million and approximately $ 2 million, respectively, of which approximately $ 3.8 million was credited to minority interest. The technology is being amortized over 6 years.

Commencing on January 2003 Scitex Vision’s financial statements are consolidated with those of the Company.

Here after are certain unaudited proforma combined statements of operations data for the year ended December 31, 2002 as if the acquisition of additional shares in Scitex Vision occurred on January 1, 2002, after giving effect to purchase accounting adjustments. The proforma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition take place at the beginning of 2002, nor is it necessarily indicative of future results:

Year ended December 31,
2002
(Unaudited)
U.S. dollars in thousands (except per share data)
Revenues	91,018

Net loss from continuing operations	(45,375)

Net loss	(49,869)

Loss per share for continuing
operation - basic and diluted	$(1.05)

Net loss per share - basic and diluted	$(1.16)

As to lawsuits filed in connection with this transaction see note 10b(1).

b.	In April 2002, SV international acquired some assets and operations from Siantec SARL (“Siantec”) and its shareholders in consideration of $ 2,470,000, of which $ 1,860,000 was allocated to technology and $ 610,000 to non-compete covenant. Those intangible assets were originally amortized according to a 6-year amortization rate (as to an impairment of the acquired intangibles, see note 8). This acquisition was made in order to obtain the advanced technology in the subsidiary’s products. As part of the transaction additional maximum royalties payment of up to $ 10,000,000 is to be paid conditional upon sales of systems and ink based on Siantec’s technology. The payment of $ 1,000,000 of the total amount is limited to a 5-year period, and the balance of $ 9,000,000 is with no time limitation. As of December 31, 2003, no additional payment was made due to this transaction.

c.	In March 2001, SV international acquired the ink technology, other assets and operations from the Techno Ink manufacturing (PTY) Ltd. (“Tech Ink”) for an aggregate consideration of $ 2,860,000. The technology is amortized over 6 years. The agreement provides for additional payments to Tech Ink of up to a maximum of approximately $ 5,500,000, based on the achievement of specified financial targets, such as reduction in manufacturing costs, during the period from 2001 to 2006. As of December 31, 2003, the total amount recorded to goodwill due to this agreement is $ 2,441,000, of which $ 1,258,000 was recorded during 2003.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – INVESTMENTS IN ASSOCIATED COMPANIES:

a.	An investment in Jemtex Ink Jet Ltd. (“Jemtex”), accounted for by the equity method, amounted to $ 1,303,000 ($ 2,560,000 – including convertible loan and debentures as described below) and $ 4,703,000 as of December 31, 2003 and 2002, respectively. In December 2002, the Company signed a share purchase agreement with Jemtex, according to which, the Company invested additional $ 2,400,000 in three equal quarterly installments of $ 800,000 each. The first installment and an advance of $ 250,000 on the last payment were made in December 2002. The additional $ 1,350,000 was transferred in February and May 2003. The excess of cost of investment over the Company’s share in Jemtex’ net assets at the date of transaction in the amount of $ 1,371,000 was attributed to technology to be amortized over five years.

In addition, Jemtex granted to the Company for no additional consideration, warrants to purchase (1) 3,181 preferred shares of Jemtex at an exercise price of $ 251.467 per share, exercisable until January 2, 2004, and (2) 3,181 preferred shares of Jemtex at an exercise price of $ 251.467 per share exercisable until March 31, 2005. An amount of $ 51,000 was allocated to the said warrants out of the total above-mentioned investment of $ 2,400,000.

In August 2003, the Company exercised the warrants to purchase 3,181 preferred shares of Jemtex at an exercise price of $ 251.467 per share, exercisable until January 2, 2004, and in lieu of 3,181 preferred shares was issued an interest bearing note convertible (principal and interest) into preferred B shares or a more senior class of shares, as determined by the Company, in the amount of $ 800,000.

In November and December 2003, the Company granted to Jemtex advance payments on account of convertible debentures of $ 100,000 and $ 350,000, respectively. See note 16b.

As of December 31, 2003, the Company’s ownership interest in Jemtex is approximately 49.8 % and approximately 47.8 % on a fully diluted basis. However, commencing the third quarter of 2003, the Company is the sole financier of Jemtex’ losses and accordingly is its full share in Jemtex’ losses.

b.	As to the investment in Objet and its first time application of the equity method, see note 2w. The balance of this investment as of December 31, 2003 is approximately $ 767,000, following an additional investment of approximately $ 460,000.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – OTHER INVESTMENTS AND NON-CURRENT ASSETS:

a.	Composed as follows:

	December 31,
	2003	2002
	$ in thousands

Investment in Creo (see b. below)	-,-	51,062
Other investments (see c. below)	1,301	3,794
Non-current assets	-,-	275

	1,301	55,131

b.	Creo

In June and August 2003, the Company sold all of its remaining holdings in Creo Inc. (hereafter – “Creo”) shares for a net total consideration of $ 54,000,000 and recorded a gain of approximately $ 3,000,000. The investment in Creo shares was accounted for as shares available for sale, and following the sale of the shares the Company realized an amount of approximately $ 750,000 recorded during 2003 to Other Comprehensive Income in its shareholders’ equity. Until December 2001 the investment in Creo was accounted for using the equity method. The Company’s share in the losses of Creo in 2001 amounted to $ 60,183,000. In 2002, due to extended decline in fair market value, it was determined that the impairment in value of the investment was other than temporary. Consequently, the accumulated unrealized loss of $ 22,283,000, which was charged to “other loss – net” in the statement of operation.

c.	Other investments represent investments in non-marketable securities in companies operating in the digital printing and digital imaging industry, in which the Company does not exercise significant influence, and which are stated at cost, net of a write-down for decrease in value which is not of a temporary nature, in the amount of $ 1,301,000. In 2003, due to an extended decline in fair value of an other than temporary nature, the Company recorded an accumulated loss in the amount of $ 2,493,000 that was charged to “other loss – net” in the statement of operations.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Grouped by major classifications, the assets are composed as follows:

	December 31
	2003	2002
	$ in thousands

Machinery and equipment	4,567	4,027
Building	424	411
Leasehold improvements	4,606	1,854
Office furniture and equipment	5,209	4,750
Motor vehicles	16	34

	14,822	11,076
Less - accumulated depreciation
and amortization	(5,618)	(5,002)

	9,204	6,074

Depreciation and amortization of property, plant and equipment from continuing operations totaled $ 3,558,000, $ 2,250,000 and $ 2,204,000 in 2003, 2002 and 2001, respectively.

NOTE 7 – GOODWILL

a.	The changes in the carrying value of goodwill in respect of the continuing operations for the year ended December 31, 2002 and 2003, are as follows:

$ in thousands

Balance as of January 1, 2002*	988
Goodwill acquired during the year	1,183

Balance as of December 31, 2002	2,171
Goodwill acquired during the year	3,301

Balance as of December 31, 2003	5,472

*	In 2001 the Company recognized a goodwill impairment charge in the amount of $ 1,925,000, see also note 8. This impairment was due to an evaluation that was performed by a third party appraiser, due to the significant decrease in the production of certain products based on the technology mentioned in note 8. The impairment was made in accordance with the provisions of FAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – GOODWILL (continued):

b.	The following table illustrates the Company’s results adjusted to eliminate the effect of goodwill amortization expense, including goodwill with respect of an associated company accounted for by the equity method:

	Year ended December 31
	2003	2002	2001
	$ in thousands (except for per share data)

Net loss from continuing operations - as reported	(18,656)	(36,524)	(260,002)
Add back: Goodwill amortization related to
continuing operations			708
Goodwill amortization included in
Share in losses of an associated
Company			23,805

Net loss from continuing operations - adjusted	(18,656)	(36,524)	(235,489)

Net income from discontinued operation - as reported	20,043	4,494	6,982
Add back: Goodwill amortization related to
discontinued operation			2,927

Net income from discontinued operation- adjusted	20,043	4,494	9,909

Pro-forma net income (loss)	1,387	(32,030)	(225,580)

Basic and diluted loss per share - as reported
Continuing operations	(0.43)	(0.84)	(6.04)
Discontinued operation	0.46	0.10	0.16

	0.03	(0.74)	(5.88)

Pro-forma loss per share - adjusted
Continuing operations	(0.43)	(0.84)	(5.47)
Discontinued operation	0.46	0.10	0.23

	0.03	(0.74)	(5.24)

NOTE 8 – OTHER INTANGIBLE ASSETS:

Composed as of December 31, 2003 and 2002, as follows:

	December 31
	2003	2002
	$ in thousands

Gross carrying amount:	48,239	33,049
Accumulated amortization and impairment:	(30,212)	(21,682)

Amortized balance	18,027	11,367

* See note 3a regarding technology acquired during 2003.

Amortization expense in respect of intangible assets relating to the continuing operation totaled $ 5,871,000, $ 2,944,000 and 7,752,000 in 2003, 2002 and 2001, respectively.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – OTHER INTANGIBLE ASSETS (continued):

Estimated amortization expense for the following years, subsequent to December 31, 2003:

$ in thousands

Year ending December 31:
2004	5,067
2005	4,686
2006	3,747
2007	2,255
2008	2,255

In January 2001, SV international acquired the intellectual property related to the manufacturing of inks compatible with its machines from Magic Inks B.V. for consideration of $ 2,887,000. This intangible asset is amortized over 6 years. As to an impairment of the acquired intangible asset see below.

In 2001 and 2003 the financial statements include a write-down charge due to the impairment of technology and know-how in a subsidiary, in the amounts of $ 13,061,000 and $ 2,967,000, respectively. These impairments followed an evaluation performed by a third party appraiser, due to the significant decrease in the production of certain products based on the above-mentioned technologies. The impairment calculation in 2001 and 2003 was prepared in accordance with the provisions of SFAS 121 and SFAS 144, respectively.

NOTE 9 – EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli labor laws and agreements require the payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The liability is based upon the length of service and the latest monthly salary (one month’s salary for each year worked), and is mainly funded with severance pay and pension funds and with insurance companies (principally with an affiliate of the two major shareholders of the Company), for which the Company and its Israeli subsidiaries make monthly payments.
The Company records the long-term obligation as if it was payable at each balance sheet date on an undiscounted basis.

b.	The U.S. subsidiary offers 401(k) matching plans to all eligible employees.

c.	Substantially all of the European subsidiaries make contributions to pension plans administered by insurance companies.

d.	Severance pay, pension and defined contribution plan expenses totaled $ 1,523,000, $ 563,000 and $ 476,000 in 2003, 2002 and 2001, respectively.

e.	The Company expects to contribute in 2004, $ 626,000 to the insurance companies and provident fund in respect of its severance pay obligation in Israel.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Commitments:

1)	Royalty commitments:

(a)	A subsidiary is committed to pay royalties of 3%-5% to the Government of Israel on sales of products in the research and development of which the Government participates by way of grants, up to the amount of the grants received (dollar linked), plus annual interest based on the Libor, accruing from January 1, 1999. At the time the funding was received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed by government grants, the subsidiary is not obligated to pay any such royalties to the Israeli Government.

At December 31, 2003, the maximum contingent royalty payable is approximately $ 4.2 million.

Royalties expense totaled $ 128,000, $ 700,000 and $ 694,000 in 2003, 2002 and 2001, respectively.

(b)	A subsidiary is obligated to pay royalties to certain parties, based on agreements which allow it to use technologies developed by these parties. Such royalties are based on the revenues from sales of products which incorporate these technologies or on quantities of such products sold.

2)	Operating leases

Most of the premises occupied by the Company and its subsidiaries are rented under various operating lease agreements. Part of the premises in Israel were leased from an affiliate of the two major shareholders of the Company, see also 3 below.

Minimum lease payments of the Company and its subsidiaries under the above leases, at rates in effect on December 31, 2003, are as follows:

$ in thousands

Year ending December 31:
2004	2,005
2005	1,899
2006	1,751
2007	1,711
2008	1,711
2009 and thereafter	2,317

Most of the rental payments for the Israeli premises are payable in Israeli currency, partially linked to the Israeli CPI, to the dollar or both to the dollar and the U.S. CPI.

Rental expense relating to continuing operations totaled $ 2,449,000, $ 1,158,000 and $ 1,163,000 in 2003, 2002 and 2001, respectively.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

3)	Commencing November 1, 2001, the Company’s headquarters are located on the premises of one of its major shareholders. The Company obtains the services of certain executives and other staff as well as certain services from the shareholder, for which the Company pays amounts based on formulas determined in the agreement between the Company and the shareholder.

Expenses due to the said agreement totaled $ 518,000, $ 445,000 and $ 92,000 in 2003, 2002 and 2001, respectively.

b.	Contingent liabilities:

1)	In October 2003, a minority shareholder of Scitex Vision filed a NIS 14 million (approximately $3.1 million) lawsuit against the Company, Scitex Vision and others, including certain other shareholders of Scitex Vision (among them, the Company’s two main shareholders) and the directors of Scitex Vision in the period relevant for the lawsuit (three of whom are present or former office holders of the Company). The lawsuit was brought in connection with the transaction to combine the operations of SV international and Scitex Vision that was completed in January 2003. In particular, the lawsuit alleges that the terms of the transaction and the manner in which it was effected prejudiced the rights of the plaintiff as a minority shareholder. At this time, the Company and Scitex Vision are unable to assess the outcome of this matter, while they intend to defend it vigorously. No provision was recorded for this matter in these financial statements.

In November 2003, the same minority shareholder sent a demand letter to Scitex Vision, whereby it demanded that Scitex Vision will file a lawsuit against the Company and others (including Scitex Vision’s directors), alleging breach of fiduciary duties, misrepresentations and misleading in connection with the Company’s undertaking to transfer $15 million to SV international as part of the aforesaid transaction. In January 2004, Scitex Vision rejected these demands. In the event that the minority shareholder decides to commence a derivative action, it is not possible at this stage in time to predict the outcome of such legal proceedings. No provision was recorded for this matter in these financial statements.

In December 2003, the same minority shareholder filed a separate motion against the Company, Scitex Vision and two other shareholders of Scitex Vision (including one of the Company’s principal shareholders), in connection with a rights offering that was completed in July 2003. In particular, the motion alleges that the reorganization of Scitex Vision’s share capital that was affected in conjunction with the rights offering was invalid and prejudiced the rights of the minority shareholder. In light of its arguments, the plaintiff requested the court to order the respondents to provide information and documents with respect to the reorganization of Scitex Vision’s share capital.
At this stage in time, it is not possible to predict the outcome of this particular matter. No provision was recorded for this matter in these financial statements.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

2)	In January 2003 a subsidiary has received a letter from the legal advisors of a service provider claiming compensation in the amount of approximately $ 845,000. The letter of demand alleges that the subsidiary has a contractual relationship with this service provider. At this time it is not possible to assess the outcome of this matter, and the subsidiary intends to defend it vigorously. No provision was recorded for this matter in the financial statements.

3)	In July 2000 a monetary claim in the amount of approximately $ 413,000 against the Company was filed with the district court in Jerusalem. In this lawsuit it was claimed that a machine the Company sold to the plaintiff did not function as promised by the Company. In April 2000, the Company sold substantially all of the assets, liabilities and operations related to its Digital PrePrint business to Creo. Therefore, defense is being handled by Creo. In the opinion of the Company’s management, since this lawsuit is in the framework of an indemnification agreement with Creo, it will have minimal effect on the Company, if any. Therefore no provision was recorded for this matter.

4)	In October 2002 the liquidator of a company, which the Company had an investment in, which was fully written-off during 2001, filed a lawsuit against directors and other executives of this company. Among the defendants is a former executive of the Company, for which the Company had directors’ insurance. Under the insurance, the maximum amount which the Company might have to pay is approximately $ 100,000. The Company is vigorously contesting this lawsuit. Management believes that the chances the Company will have to pay the said amount are low. Therefore no provision was recorded for this matter.

6)	In December 2003, three minority shareholders of Objet, a company in which the Company has a 23.47% interest, filed an approximate NIS 7.8 million (approximately $1.75 million) lawsuit against Objet, certain of its shareholders, including the Company, and certain of Objet’s directors. The lawsuit alleges that the defendants acted in a manner that prejudiced the rights of the minority shareholders, and breached Objet’s obligations to such shareholders. Among the remedies being sought by the said minority shareholders are compensation, restitution (with linkage and interest) of the investment amount, or repurchase of the plaintiffs’ shares in Objet, and a demand for changes to the terms of certain convertible loans made to Objet by certain of the defendants including the Company. At this time the Company’s attorneys are still evaluating the claim, and neither Objet nor the Company is able to give any realistic assessment as to the outcome of this matter, therefore no provision was recorded.

7)	In 1997, a lawsuit was filed against the Company in Germany, which suit was also defended by a third party, claiming $5 million (together with interest since 1997) in relation to a purported guarantee which would have required the acquisition by the Company of additional shares in a company now in liquidation. Following prolonged negotiations, it is probable that this lawsuit will be settled by both the Company and the third party in equal shares paying significantly lesser amount than the original claim, and in respect of which the Company recorded a provision.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

8)	Claims have been filed against the Company and its subsidiaries in the ordinary course of business. The Company and its subsidiaries intend to defend themselves vigorously against those claims. Management does not expect that the Company will incur substantial expenses in respect thereof; therefore, no provision has been made for the claims.

9)	As to contingent royalties, see note 3a and note 3b.

10)	As to tax assessments of two of the Company’s subsidiaries, see note 12h.

c.	Guarantees

1)	In connection with a bank loan received by SV international, the Company granted a guarantee in favor of the bank. As of December 31, 2003 the total amount guaranteed is approximately $ 1,333,000.

2)	Scitex Vision granted guarantees in favor of its premises lessor suppliers, certain of its customers and suppliers and a government institution. As of December 31, 2003, the guarantees outstanding are as follows:

a.	Scitex Vision entered into a surety agreement with a financial institution and suppliers of its premises lessor, under which the Scitex Vision guarantees lease payments in favor of the lessor. As of December 31, 2003 the total amount guaranteed was $ 255,000. The fair value of the guarantee is immaterial.

b.	Scitex Vision entered into a surety agreement with a financial institution and certain of its suppliers, pursuant to which Scitex Vision guarantees payments in favor of the suppliers. As of December 31, 2003 the total amount guaranteed was $ 260,000.The fair value of the guarantee is immaterial.

c.	Scitex Vision has provided guarantees for payment to a governmental institution in a European country in the total amount of $ 616,000.

d.	Scitex Vision entered into a surety agreement with leasing companies and certain of its customers, under which Scitex Vision guarantees lease payments of its customers to the leasing companies. As of December 31, 2003 the total amount guaranteed was $ 175,000. The fair value of the guarantee is immaterial.

NOTE 11 – SHAREHOLDERS’ EQUITY:

a.	Share capital:

1)	The Company’s shares are traded on NASDAQ and on the Tel Aviv Stock Exchange (“TASE”).

On December 31, 2003 the Company’s share closed on NASDAQ and the Tel Aviv Stock Exchange at approximately $ 5.06 and $ 5.04, respectively.

2)	The number of shares stated as issued and outstanding – 43,467,388 shares at December 31, 2003 and 2002 – includes 448,975 shares repurchased by the Company (treasury shares, see note 2n) and held by a trustee for the benefit of employees within the framework of the Company’s share option plans. These shares, until purchased by employees pursuant to a share option plan, bear no voting rights or rights to cash dividends.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SHAREHOLDERS’ EQUITY (continued):

b.	Share incentive and stock option plans:

1)	On December 31, 2001, the 2001 annual general meeting of shareholders of the Company approved the adoption of the Scitex 2001 Stock Option Plan that permits the grant of options to officers, employees, directors, consultants and contractors of the Company, its subsidiaries and controlled entities for the purchase of, initially, up to an aggregate of 750,000 shares of the Company. Option awards may be granted under this plan until November 5, 2011. The maximum term of an option may not exceed ten years. Each option can be exercised to purchase one share having the same rights as the other ordinary shares of the Company.

2)	On December 31, 2003, the 2003 annual general meeting of shareholders of the Company approved the adoption of the Scitex 2003 Share Option Plan that permits the grant of options to employees, directors, consultants and contractors of the Company, its subsidiaries and affiliates, under the provisions of either section 102 or section 3(9) of the Israeli Income Tax Ordinance. Option awards may be granted under this plan until November 23, 2013. The maximum term of an option may not exceed ten years. Each option can be exercised in purchase of one share having the same rights as the other ordinary shares of the Company.

3)	The 2003 annual general meeting of shareholders also approved an increase in the aggregate number of shares that may be issued under the 2001 plan and the 2003 plan to 1,900,000. At December 31, 2003, no options had been granted under either the 2001 plan or the 2003 plan.

4)	The 2001 plan replaced two earlier share option plans - the Scitex Israel Key Employee Share Incentive Plan 1991 (with various sub-plans), mainly for directors, officers and other key employees of the Company and its Israeli subsidiaries, and the Scitex International Key Employee Stock Option Plan 1991 (As Amended, 1995), for officers and other key employees of non-Israeli subsidiaries. These plans expired in September 2001, except with respect to outstanding options granted under such plans. The options granted under such plans generally vested ratably over a period of 3-4 years. The maximum term of an option could not exceed ten years. Each option can be exercised in purchase of one share having the same rights as the other ordinary shares.

5)	The Israeli option plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan, as follows:

Through December 31, 2002, the amount that the Company was allowed to claim as an expense for tax purposes will be the amount of the benefit chargeable to tax in the hands of the employee.
As from January 1, 2003, the amount that the Company will be allowed to claim as an expense for tax purposes, will be the amount of the benefit chargeable to tax as work income in the hands of the employee, while that part of the benefit that is chargeable to capital gains tax in the hands of the employee shall not be allowable. All being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

The aforementioned expense will be recognized in the tax year that the benefit is credited to the employee.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SHAREHOLDERS’ EQUITY (continued):

6)	The options granted under the Company’s plans are exercisable for the purchase of shares as follows:

	December 31
	2003	2002
	Number of options

At balance sheet date	978,732	1,139,728
During the first year thereafter	8,334	104,430
During the second year thereafter		8,334

	987,066	1,252,492

7)	A summary of the status of the Company’s plans at December 31, 2003, 2002 and 2001, and changes during the years ended on those dates, is presented below:

	Year ended December 31
	2003		2002		2001
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$		$
Options outstanding at
beginning of year	1,252,492	10.34	1,724,203	10.18	2,246,465	10.06
Changes during the year:
Granted - at fair value					25,000	8.18
Forfeited and canceled	(265,426)	9.82	(471,711)	9.76	(547,262)	9.59

Options outstanding at end of year	987,066	10.48	1,252,492	10.34	1,724,203	10.18

Options exercisable at end of year	978,732	10.50	1,139,728	10.33	1,425,617	10.09

Options available for future awards	1,900,000		750,000		750,000

The weighted average fair value of options granted during 2001 is $ 2.76. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Year ended December 31
2001

Dividend yield per share - in dollars	-,-

Expected volatility	58%

Risk-free interest rate	4.0%

Expected life - in years	2.00

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SHAREHOLDERS’ EQUITY (continued):

8)	The following table summarizes information about options under the Company’s plans outstanding at December 31, 2003:

Options outstanding				Options exercisable
Range of exercise prices	Number outstanding at December 31, 2003	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2003	Weighted average exercise price
$		Years	$		$

8.00 to 8.99	25,000	7.0	8.18	16,666	8.18
9.00 to 9.99	279,999	2.4	9.06	279,999	9.06
10.00 to 10.99	265,417	6.4	10.68	265,417	10.68
11.00 to 11.99	370,500	1.5	11.36	370,500	11.36
12.00 to 12.99	46,150	3.1	12.07	46,150	12.07

8.00 to 12.99	987,066	3.3	10.34	978,732	10.50

9)	An award in 1999, whereby 50 % of 300,000 options awarded in earlier years to a related party, with an exercise price of $ 14.75 per option, were re-priced to an exercise price of $ 11.69 per option (the then market price per share), accompanied by a waiver of the remaining 50%. Such options were exercisable from 1999 and are exercisable until June 2004. The fair value of each option granted was $ 3.21. In accordance with FIN 44, the re-priced options are accounted for under variable plan accounting. Under this method of accounting, increases in the fair market value of the underlying shares result in non-cash compensation charges to the statement of operations. At December 31, 2003, 2002 and 2001, the market price of the underlying shares was below $ 11.69 (the exercise price of the options), thus, no compensation cost has been charged with respect to these options. Future periods may reflect charges depending on the fair market price of the underlying shares.

10)	Stock option plans of subsidiaries:

a)	On February 7, 2000, the Board of Directors of an Israeli subsidiary approved an employee share option plan (the “Subsidiary Plan”). Pursuant to the Subsidiary Plan, 2,600,000 ordinary shares of the subsidiary are reserved for issuance upon the exercise of 2,600,000 options to be granted to some of the subsidiary’s employees. During 2000, the subsidiary granted 2,254,000 options to employees under the Subsidiary Plan, at an exercise price per share of $ 6.50. The options vest as follows: 33 % after the first year, another 33 % after the second year and another 33 % after the third year starting from the date of beginning of employment of each employee, or the grant date, as determined by the stock option committee, provided the employee is still in the subsidiary’s employ. Any option not exercised within 7 years of grant date will expire. During 2001, the subsidiary granted additional 415,000 options with identical conditions to those granted in 2000, and 258,000 options were forfeited. During 2002, no options were granted under the Subsidiary Plan.

The weighted average fair value of options granted by the subsidiary during 2001 is $ 2.44. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield per share is nil, expected volatility of 50%, risk-free interest rate of 4.0%, expected life of 3 years.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SHAREHOLDERS’ EQUITY (continued):

None of these options were exercised and during 2002 all of the outstanding options were waived by the respective grantees.

In April 2002 all of this subsidiary’s options were canceled.

In September 2003, the subsidiary’s board of directors approved an employee stock option plan (hereafter – the plan), whereunder options to purchase up to 13,179,544 ordinary shares of the subsidiary are to be granted to employees, directors and consultants of the subsidiary without consideration. Each option can be exercised to purchase one ordinary share of NIS 0.01 par value of the subsidiary.

Immediately upon exercise, the ordinary shares purchased in exercise of the option will have the same rights as of the subsidiary’s other ordinary shares. Any option not exercised within 10 years from allotment date will expire, unless extended by the board of directors of the subsidiary.

At December 31, 2003, there were 12,531,041 options outstanding subject to the 2003 plan, of which 6,079,265 were vested.

All options were granted at an exercise price of $ 0.4052, which management determined is not less than the fair value of an ordinary share in the date of grant.

The weighted fair value of options granted by the subsidiary during 2003 is $ 0.14. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield per share is nil, expected volatility of 48%, risk-free interest rate of 2.2%, expected life of 3 years.

During 2003, no options were exercised.

In addition, approximately 193,474 options to purchase ordinary shares of the subsidiary are held by former directors of the acquired subsidiary.

b)	In consideration of a credit line received by an acquired subsidiary a total amount of 56,180 options were granted to a bank in 2002 and are exercisable in to ordinary shares of the acquired subsidiary in exercise price set at $8.90 per share. The fair value of the warrant granted to the bank calculated as of December 31, 2003, was immaterial.

c)	On December 6, 2001, the Board of Directors of a United States subsidiary approved an employee share option plan (the “US Subsidiary Plan”). Pursuant to the US Subsidiary Plan, 2,600,000 shares of Common Stock of the subsidiary are reserved for issuance upon the exercise of 2,600,000 options to be granted to some of the subsidiary’s employees.

During 2001, the subsidiary had granted 957,000 options to employees under the US Subsidiary’s Plan, at an exercise price per share of $ 6.00. During 2002, the subsidiary granted additional 366,000 options on identical conditions to those grants in 2001, and 66,000 options were forfeited. During 2003, the subsidiary granted additional 143,000 options on identical conditions to those grants in 2001, and no option were forfeited. The options vest as follows: 25 % one year from the grant date and thereafter 6.25 % on the last day of every third calendar month. Any option not exercised within 10 years of grant date will expire.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SHAREHOLDERS’ EQUITY (continued):

The weighted fair value of options granted by the subsidiary during 2003 is $ 3.99. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield per share is nil, expected volatility of zero, risk-free interest rate range from 4.25% to 5.44%, expected life of 10 years.

The weighted fair value of options granted by the subsidiary during 2002 is $ 3.24. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield per share is nil, expected volatility of zero, risk-free interest rate range from 5.29% to 5.44%, expected life of 10 years.

The weighted fair value of options granted by the subsidiary during 2001 is $ 3.25. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield per share is nil, expected volatility of zero, risk-free interest rate of 5.29%, expected life of 10 years.

As of December 31, 2003, 607,750 options were exercisable.

At December 31, 2003, had all options been exercised, the Company’s share in the equity of the US subsidiary would have decreased from 100 % to approximately 93%. Subsequent to December 31, 2003, the Company sold the operations of the US subsidiary and all options under the US Subsidiary Plan were cancelled. See also note 1b.

c.	Retained earnings

Dividends are declared and paid in dollars (except to shareholders of record with an address in Israel, with respect to whom payment is made in Israeli currency (“NIS”)).

NOTE 12 – TAXES ON INCOME:

a.	The Company and its Israeli subsidiary:

1)	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereafter- the law)

By virtue of the “approved enterprise” status granted to certain production facilities under the law, the Israeli subsidiary is entitled to various tax benefits, as follows:

a)	Reduced tax rates

The tax benefit period is seven years from the year in which the approved enterprise first earns taxable income. Income derived from the approved enterprise is tax exempt during the first two years of the seven year tax benefit period and is subject to a reduced tax rate of 25 % during the remaining five years of benefits. The period of benefits relating to the approved enterprise will expire in the years 2009-2010.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – TAXES ON INCOME (continued):

In the event of distribution of cash dividends out of income which was tax exempt as above, the Israeli subsidiary would have to pay the 25 % tax in respect of the amount distributed.

The Israeli subsidiary intends to permanently reinvest the amounts of tax-exempt income in the foreseeable future, and not to cause distribution of such dividends.

b)	Accelerated depreciation

The Israeli subsidiary is entitled to claim accelerated depreciation for five tax years commencing in the first year of operation of each asset, in respect of machinery and equipment used by the approved enterprise.

c)	Conditions for entitlement to the benefits

The entitlement to the above benefits is conditional upon the Israeli subsidiary’s fulfilling the conditions stipulated by the law, regulations published hereunder and the instruments of approval for the specific investments in the “approved enterprise”. In the event of failure to comply with these conditions, the benefits may be cancelled and the Israeli subsidiary may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli consumer price index (“CPI”) and interest.

2)	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter – the Inflationary Adjustments Law)

Under this law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar for a “foreign investors’ company”. The Company and its Israeli subsidiaries elected to measure their results on the basis of the changes in the Israeli CPI.

Paragraph 9 (f) of FAS 109, “Accounting for Income Taxes”, prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are measured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

3)	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969

The Israeli subsidiary is an “industrial company” as defined by this law and as such is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, and the right to claim public issuance expenses and amortization of patents and other intangible property rights as a deduction for tax purposes.

4)	Tax rates applicable in Israel to income not derived from an approved enterprise

Income not eligible for the “approved enterprise” benefits mentioned in (1) above is taxed at the regular rate of 36%.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – TAXES ON INCOME (continued):

b.	Non-Israeli subsidiaries

The non-Israeli subsidiaries are taxed under the laws of their countries of residence.

c.	Carryforward tax losses and deductions

Carryforward tax losses and deductions of the Company and its subsidiaries, including capital losses and losses from realization of marketable securities approximated $ 500 million at December 31, 2003. Most of the carryforward amounts are available indefinitely with no expiration date.

d.	Reform of the Israeli tax system

In 2002, Amendment to the Israeli Tax ordinance (No. 132), 2002 (the “Israeli Tax Reform Law”) was published. The Israeli Tax reform Law comprehensively reforms certain parts of the Israeli tax system and entered into effect on January 1, 2003, although certain provisions thereof will be applied from later dates.
The Israeli subsidiaries expects that the implementation of the Israeli tax reform will not have a material effect on its tax status and liabilities thereof.

e.	Deferred income taxes:

	December 31
	2003	2002
	$ in thousands

Computed in respect of the following:
Allowance for doubtful accounts and
other provisions	1,512	1,188
Carryforward tax losses and credits	168,620	99,076
Inventories	1,440	540
Investments	9,364	23,245
Accrued liabilities and deferred income	1,173	406
Property, plant and equipment	60	64
Intangible assets	2,927	600

	185,096	125,119
L e s s - valuation allowance (attributed
mainly to loss carryforwards and expenses
deductible upon payment)	(184,984)	(123,253)

	112	1,866

Deferred income taxes are included in the
balance sheets as follows:
Non-current assets	112	1,866

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – TAXES ON INCOME (continued):

    f.        Loss before taxes on income from continuing operation:

	Year ended December 31
	2003	2002	2001
	$ in thousands

The Company and its Israeli subsidiaries	(23,616)	(29,198)	(187,906)
Non-Israeli subsidiaries	9,453	(3,868)	(1,632)

	(14,163)	(33,066)	(189,538)

g.	Taxes on income included in the statements of operations – from continuing operation:

1)	As follows:

	Year ended December 31
	2003	2002	2001
	$ in thousands

Current:
Israeli	(404)	400	3,547
Non-Israeli	1,052	(984)	1,212

	648	(584)	4,759

Deferred, see e. above:
Israeli	1,866	(64)	(1,802)
Non-Israeli	(112)

	1,754	(64)	(1,802)

	2,402	(648)	2,957

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – TAXES ON INCOME (continued):

2)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rate applicable to Israeli corporations (see a(4) above) and the actual tax expense:

	Year ended December 31
	2003	2002	2001
	$ in thousands

Income (loss) before taxes on income	(14,163)	(33,066)	(189,538)

Theoretical tax expense (tax benefit) on
the above amount	(5,099)	(11,904)	(68,234)
Effect of lower tax rate for
"approved enterprises"		(400)

	(5,099)	(12,304)	(68,234)
Increase (decrease) in taxes resulting from
different tax rates - net	(6,670)	(5,253)	130
Increase in taxes resulting from
permanent differences	838	408	666
Change in valuation allowance	61,731	87,602	76,849
Changes in deferred taxes resulting from
carryforward tax losses	(49,970)	(71,275)	(4,246)
Increase in taxes resulting from prior years	1,950
Increase (decrease) in taxes arising
from differences between non-dollar
currencies income and dollar
income - net, and other*	(378)	174	(2,208)

Taxes on income in the consolidated
statements of operations	2,402	(648)	2,957

*	Resulting mainly from the difference between the changes in the Israeli CPI (the basis for computation of taxable income of the Company and its Israeli subsidiaries, see a(2) above) and the changes in the exchange rate of Israeli currency relative to the dollar.

h.	Tax assessments

1)	The Company has received, or is considered to have receive, final tax assessments through the 1998 tax year.

2)	In partial settlement of an audit of the Internal Revenue Service (IRS) of the Company’s U.S. subsidiaries for the years 1992 through 1996, the Company consented to a “partial assessment” by the IRS for approximately $ 10.6 million of federal taxes on certain agreed upon issues. This amount excludes interest and state income taxes, which will be assessed by the IRS and are expected to almost double the above amount. The Company has already made advance payments of $ 21.5 million on account of this audit. In June 2002, the Company received a notice from the IRS proposing to assess $ 29.6 million of additional federal income taxes for the years 1992 through 1996. This amount excludes state income taxes and interest, which would almost double that figure. In August 2002, the Company appealed the proposed additional assessment. The Company has conducted advanced negotiations with the IRS for settlement of this assessment, which was finalized during February 2004 (see note 16a). The Company’s management believes, based on its consultants’ advice, that sufficient provision for this matter is included in accrued liabilities.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – TAXES ON INCOME (continued):

3)	During 2002, a couple of the Company’s subsidiaries received tax assessments for which the Company’s management believes, based on its consultants’ advice, sufficient provision was accrued. During 2003, one of those subsidiaries consented to an assessment by the Israeli authorities for the years 1996-2001 for approximately $ 2.1 million, of which approximately $ 1.8 million will be payable in 24 monthly installments commencing April 2004. This assessment was finally signed and settled in January 2004. Sufficient provision was previously accrued in connection with the assessment.

NOTE 13 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Foreign exchange risk management

The Company and its subsidiaries operate internationally, which gives rise to significant exposure to market risks, mainly from changes in foreign exchange rates. Derivative financial instruments (hereafter – derivatives) were utilized by a subsidiary to reduce these risks. The Company did not hold or issue derivative financial instruments for trading purposes.

Commencing 2003, a subsidiary purchases forward-exchange contracts as hedges of certain anticipated sales and related costs denominated in foreign currencies. The subsidiary enters into these contracts to protect itself against the risk that the eventual dollar-net-cash inflows resulting from direct-foreign-export sales and related costs will be adversely affected by changes in exchange rates. These contarcts are not qualified for hedge accounting under FAS 133. Accordingly gains and losses for these forward-exchange contracts are recognized in earnings.
As of December 31, 2003 the provision for losses deriving from forward-exchange contracts amounted to approximately $ 556,000 and is classified as accrued liability.

b.	Concentrations of credit risks

At December 31, 2003 and 2002, the Company and its subsidiaries held cash and cash equivalents, most of which were deposited with major Israeli, European and U.S. banks. Substantially, all of the marketable securities held by the Company are debt securities of the U.S. Treasury and highly rated corporations. The Company considers the inherent credit risks to be remote.

Most of the subsidiaries’ sales are made in the United States, Latin America, Europe and in the Far East, to a large number of customers. Consequently, the exposure to concentrations of credit risks relating to individual customer receivables is limited. The subsidiary performs ongoing credit evaluations of its customers and generally does not require collateral; however, with respect of certain sales to customers in emerging economies, the subsidiary requires letters of credit. The accounts include sufficient allowance for doubtful accounts.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

c.	Fair value of financial instruments

The financial instruments of the Company and its subsidiaries consist mainly of cash and cash equivalents, short-term investments, long-term investments, current and long-term liabilities.

In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying amount. The fair value of long-term liabilities also approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

NOTE 14 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

	December 31
	2003	2002
	$ in thousands

a. Allowance for doubtful accounts (as included
in trade receivables) - the change in allowance
for doubtful is composed as follows:
Balance at beginning of year	2,957	1,620
Addition to allowance	1,233	1,507
Write-off of bad debts		(170)

	4,190	2,957

b. Inventories:
Components of systems and materials	5,413	3,391
Work in process	1,183	1,517
Finished products	15,979	15,152

	22,575	20,060

c. Accrued and other liabilities:
Payroll and related expenses	3,863	2,875
Accrued royalties and sales commissions	2,514	1,216
Deferred revenue	5,308	3,853
Provision for warranty*	2,293	2,018
Advances from customers	2,516	1,163
Other	9,183	5,826

	25,677	16,951

* The changes in the balance during the year:
Balance at beginning of the year	2,018	2,577
Payments made under the warranty	(3,383)	(3,136)
Product warranties issued for new sales	3,658	3,589
Changes in accrual in respect of
pre-existing warranties		(1,012)

Balance at end of year	2,293	2,018

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

d.	Short-term credit and long-term loans:

1)	Line of credit

In 2003 a subsidiary of the Company signed agreements with banks, which provided for a $ 49 million revolving line of credit, short-term and long-term loans for various purposes.

Borrowings under the revolving line of credit and long-term loans bore interest of Libor + 1.1 % to Libor + 2.3%.

The revolving line of credit the short-term and the long-term loans are secured by a negative pledge and restricted deposits of $ 18,262,000 and require the subsidiary to maintain certain financial and other restrictive covenants.

The subsidiary is currently not in full compliance with one of the restrictive covenants and it is engaged in ongoing discussions with the banks for a temporary waiver of such covenant.

2)	Short-term credit and loans

The balance as of December 31, 2003, mainly represents short term credit and loans of Scitex Vision, consisting of: $ 26,450,000 short-term bank loans denominated in dollars and bearing interest of three month Libor + 1.1% to Libor + 2.25% per annum (as of December 31, 2003 – 2.3% to 3.5%, respectively);
$ 14,689,000 short-term bank loans denominated in Euro and bearing interest of one month Libor + 1.75 % to Libor + 2.3 % per annum (as of December 31, 2002 – 3.8 % to 4.4%, respectively) and $ 712,000 credit lines in various currencies. The short-term bank loan denominated in dollar and bearing interest of Libor +0.5 % per annum in the amount of $ 3,500,000 relates to SDC.

3)	Current maturities of long-term loans (represent loans of Scitex Vision):

	2003	2002
	$ in thousands

Banks	1,633	5,248
Other	969

	2,602	5,248

4)	Long-term loans:

a)	The long-term loans from banks represent loans of Scitex Vision and mature in the following years subsequent to December 31, 2003:

	2003	2002
	$ in thousands

Second year	1,928	3,438
Third year	1,252	2,003
Fourth year	1,252	52
Fifth year and thereafter	2,191

	6,623	5,493

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

b)	The long-term loans from banks are denominated in dollars, bear interest of three month Libor + 1.75 % to Libor + 2.25 % per annum (as of December 31, 2003 – 2.9 % to 3.4%, respectively).

c)	In 2000, ScitexVision entered into a collaboration agreement (hereafter – the agreement) with a European leading supplier (hereafter – the supplier) to the textile, paper and plastic printing industry, for developing inks for printing on textile. Pursuant to the agreement, the supplier shall pay ScitexVision certain royalties on sales of ink for use with ScitexVision’s textile printing machines. As of December 31, 2003, no such sales have been made.

Following the agreement, Scitex Vision received from the supplier a long-term convertible loan of $ 5 million.

The loan received on December 27, 2000, and bore 6% annual interest. The loan should have been interest free if the milestones described in the agreement were met.

According to the original terms of the loan, the loan and the accumulated interest might have been converted by the supplier, at any time during the last three months of the loan period, which ended on December 11, 2003, into ordinary shares of Scitex Vision at a conversion price based on the fair value of such shares, less 15%. According to the agreement if the supplier chooses to request the repayment of the loan, the repayment shall be made by setting-off the loan and any interest accrued thereon against royalties due to Scitex Vision in a subsequent period. The remainder of the loan, if it exists, shall be repaid in cash to the supplier.

On December 30, 2003 an addendum to the agreement was signed, according to which, the original terms of the loan were changed such that the principal of the loan is interest free and payable in four annual installments in the following years subsequent to December 31, 2003:

December 31
2003
U.S. dollars in thousands

Current maturities	969

Second year	1,171
Third year	1,358
Fourth year	1,094

3,623

4,592

Scitex Vision has the right to offset royalties due to Scitex Vision against the amount due, on the next agreed installment.

As a result of the above-mentioned change in terms, the company has recorded the loan based on its present value ($ 4,592,000) using the interest rate, which is applicable to such loans as of the date of change in terms. The difference between thepresent value and the nominal value of the loan, in the total amount of $ 408,000, as well as all interest accrued through December 30, 2003, in the total amount of $ 904,000, were credited to “financial expenses – net”.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

5)	Convertible long-term loans from related parties:

In July 2003, two of the Company’s shareholders granted to the Company’s subsidiary convertible loans in the amount of approximately $ 933,000, bearing interest equal to the greater of Libor + 1% (as of December 31, 2003 – 2.1%) or rate of change of the Israeli CPI per annum. The loans are payable in one installment at the end of a five year period if no conversion occurs before the end of the repayment period.

The loans and the accumulated interest may be converted into the ordinary shares of the subsidiary at any time with an exercise price of $ 0.4052 per share, which equals the fair value of the subsidiary’s ordinary shares at the date of grant of the loans.

According to the loans agreements, an automatic conversion shall occur upon certain events. In addition, the lenders were granted with warrants representing 25% of the loan amount, to purchase ordinary shares at an exercise price of $ 0.4052 per share.

The Company recorded an original discount of $ 98,500 in respect of the amounts allocated to these warrants out of the total above-mentioned loans of $ 933,000. This amount is amortized to the interest expense over the maximum term of the loans, which is 5 years.

Pursuant to the conversion terms, whereby the lenders were guaranteed beneficial conversion features, the Company recorded an original discount of $ 98,500, which represents the difference between the loan allocated amount and the amount payable. This amount is amortized to the interest expense over the maximum term of the loans, which is 5 years.

e.	Note payable issued to an investee company

The note was denominated in dollars and was repaid in one payment on April 4, 2003.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

Statements of operations:

	Year ended December 31
	2003	2002	2001
	$ in thousands

f. Research and development costs - net:
Expenses incurred	11,537	7,761	7,082
L e s s - royalty-bearing
participations from the
Government of Israel	467	701	999

	11,070	7,060	6,083

g. Selling, general and administrative
expenses:
Selling*	20,192	19,812	21,277
General and administrative**	15,147	13,581	16,376

	35,339	33,393	37,653

* Including:
Advertising costs	609	420	410

** Including:
Related party	518	445	92

Net change in allowance for
doubtful accounts and direct
write-off of bad debts	698	1,507	1,082

h.	Restructuring charges

1.	Towards the end of 2001, a subsidiary implemented a restructuring plan, which was completed in 2001, in the form of abandonment of construction in progress, and accrued expenses accordingly. The expenses included the write-off of fixed assets in the amount of approximately $ 500,000.

2.	During 2003, a subsidiary implemented a restructuring plan in the form of reduction in work force, abandonment of leased premises and development of new combined information technology system, and accrued expenses accordingly. The expenses included mainly severance pay and other benefits to approximately 42 employees retiring from their employ in the amount of approximately $ 130,000, costs related to the disposal of certain activities in the amount of approximately $ 390,000, and costs related to the development of new combined information technology system in the amount of approximately $ 500,000.

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

	Year ended December 31
	2003	2002	2001
	$ in thousands

i. Financial expenses - net:
Interest income	249	706	713
Gain on trading marketable securities - net	3		136
Interest expense on long-term loans
from banks	(1,981)	(2,471)	(2,382)
from related parties	(20)
from others	603
Bank charges	(276)	(15)	(127)
Revaluation of long-term loan	408
Other (including foreign exchange
transaction losses - net)	(1,637)	(1,359)	(1,268)

	(2,651)	(3,139)	(2,928)

j. Other income (loss) - net:
Loss from change in percentage of
holding of an associated company			(4,408)
Write-down of available-for-sale securities		(22,283)
Gain from sale of a portion in a subsidiary	3,774
Share in beneficial conversion feature of
convertible preferred shares issued by a
subsidiary	(3,485)
Write-off and write-down of investments
in investee companies	(2,493)	(3,839)	(5,477)
Gain (loss) from sale of investments in
associated and investee companies	2,822		(6,041)
Other	169	(148)	2,892

	787	(26,270)	(13,034)

k.	Earnings income (loss) per share:

The net loss and the weighted average number of shares used in computation of basic and diluted earnings per share for the years ended December 31, 2003, 2002 and 2001 are as follows:

	Year ended December 31
	2003	2002	2001
	$ in thousands

Net income (loss) used in the computation
of basic and diluted
earnings per share	1,387	(32,030)	(253,020)

Weighted average number of
shares used in the computation of
basic earnings (loss) per share	43,018	43,018	43,018
Add - net additional shares from the
assumed exercise of the Company's
stock options	-,-	-,-	-,-

Weighted average number of
shares used in the computation of
diluted earnings (loss) per share	43,018	43,018	43,018

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 – SEGMENT INFORMATION:

a.	General:

Prior to the sale of SDP’s operations, as described in note 1b, the Company had been operating in two reportable segments.
Following the transaction the Company operates only in the wide-format digital printing. The Subsidiaries, develop, manufacture and market industrial digital inkjet printing solutions mainly to the graphic arts, packaging and textile markets as well as related services and consumable products. As to the sale of the high-speed digital printing segment, classified as discontinued operation, see note 1b. In addition, the Company holds interest in other companies that develop digital printing solution to industrial applications.

b.	Geographical information:

1)	Following are data regarding revenues from external customers in respect of continuing operations, classified by geographical area based on the location of the customers:

	Year ended December 31
	2003	2002	2001
	$ in thousands

North America (mostly USA)	19,650	17,814	18,690
Mexico	15,178	8,725	1,221
Europe:
West	25,313	24,524	29,339
East	11,580	12,980	6,846
Far East	12,460	16,647	29,860
Other countries	18,699	4,971	5,662

	102,880	85,661	91,618

2)	Following are data relating to property, plant and equipment, net, relating to continuing operations, by geographical area in which the assets are located:

	December 31
	2003	2002	2001
	$ in thousands

Israel	6,154	2,985	2,772
North and South America	802	1,033	1,919
Europe	1,152	753	511
South Africa	949	1,265	1,024
Asia	147	38

	9,204	6,074	6,226

SCITEX CORPORATION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – SUBSEQUENT EVENTS

a.	In January 2003, the Board of Directors of the Company announced a planned distribution to shareholders of approximately $2.75 per share (a total of approximately $118 million), applying a portion of the net proceeds from the SDP sale. Distributions to shareholders will be subject to applicable withholding taxes. The cash distribution to shareholders is subject to the satisfaction of certain conditions, including the approval of Company’s shareholders and of the Israeli District Court. There can be no assurance if and when such conditions will be satisfied.

b.	In February 2004, the Company has entered into an agreement with the IRS to resolve a U.S. federal income tax audit of its U.S. subsidiaries for the years 1992 through 1996. Under the terms of the agreement, the Company agreed to an assessment of $5.7 million of additional federal income taxes for these years to resolve the remaining proposed IRS assessment of an additional $29.6 million of federal income taxes (as described in note 12h(2)).

When added to a previous “partial agreed assessment” by the IRS for $10.6 million of federal income taxes, the Company’s total additional federal income taxes for these years as a result of the IRS audit will be $16.3 million. This amount does not include interest and additional state income taxes that will result from the agreement with the IRS. The Company is currently working to determine such amounts.

The Company had previously made advance payments to the IRS of $21.5 million for federal income taxes relating to the audit period and had established reserves for additional liabilities arising out of the audit. At this stage, after initial review, the Company estimates that the final additional cash cost of the IRS audit (taking into consideration the $16.3 million of assessment, state taxes and interest thereon, and after application of the $21.5 million advance payment), will be in the range of $7 to $14 million.

The Company’s management believes, based on its consultants’ advice, that sufficient provision for this matter is included in accrued liabilities.

c.	In February 2004, the Company concluded a $1.5 million investment in Jemtex in consideration for convertible debentures, which may be repaid at the option of Jemtex until the end of June 2004. Out of the above amount, $0.45 million were transferred to Jemtex on account of the investment (see note 4a). Following this investment, the Company effectively holds approximately 73% of Jemtex’ issued share capital on an “as converted” basis.

REPORT OF INDEPENDENT AUDITORS

To the shareholders of
JEMTEX INK JET PRINTING LTD.

We have audited the accompanying balance sheet of Jemtex Ink Jet Printing Ltd. (“the Company”) as of December 31, 2003 and the related statement of operations, changes in shareholders’ deficiency and cash flow for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the company’s management, as well as evaluating the overall financial statement presentation. We believe that our audits and provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and the results of its operation and its cash flow for the year then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B, to the financial statements, the Company has suffered recurring losses from operations and as of December 31, 2003 has a shareholders’ deficiency of approximately $ 1.9 million. These factors, among others described in Note 1B raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1B. The financial statements do not include any adjustments to reflect the possible future effects on the cover ability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Tel-Aviv, Israel February 29, 2004	/s/ Ziv Haft ZIV HAFT a member of BDO Certified Public Accountants (Isr.)

Chaikin, Cohen, Rubin & Gilboa. Atidim Technology Park, Bldg. 4, P.O.B. 58143 Tel-Aviv 61580, Israel Tel: 972-3-6489858 Fax: 972-3-6489946 E-mail: accounting@ccrcpa.co.il

Certified Public Accountants (Isr.)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Shareholders of
Objet Geometries Ltd.

We have audited the accompanying consolidated balance sheets of Objet Geometries Ltd., (“the Company”) as of December 31, 2003 and 2002 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Israel, including those prescribed under the Auditors’ Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2003 and 2002 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Without qualifying our opinion, we wish to draw your attention to the following matters:

1.	The Company’s capital deficiency as at December 31, 2003, and the loss for the year then ended, amounting to approximately 4.0 million dollars and 6.2 million dollars, respectively. The Company’s continuation as a going concern is dependent upon additional financial support until profitability is achieved.
The financial statements do not include any adjustments relating to recoverability and classification of the assets and liabilities that might be necessary should the company be unable to continue as a going concern.

2.	On December 16, 2003 a lawsuit was filed against the Company – See Note 10E.

/s/ Chaikin, Cohen, Rubin & Gilboa
Chaikin, Cohen, Rubin & Gilboa
Certified Public Accountants (Isr.)

Tel-Aviv, February 16, 2004